Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

The table below sets forth our ratio of earnings to fixed charges on a consolidated basis for each of the time periods indicated.  This ratio shows the extent to which our business generates enough earnings after the payment of all expenses other than interest to make required interest payments on our debt.

	Six Months Ended June 30,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005
	($ in millions)
Earnings:
Income from continuing operations before income taxes as reported	$1,091	$1,622	$2,750	$2,237	$2,230	$1,697
Add (subtract):
Total interest expenses (as detailed below)	264	499	491	520	548	552
Amortization of capitalized interest	3	7	6	6	5	5
Income of partially owned entities(1)	(22)	(36)	(40)	(57)	(48)	(61)
Total earnings	$1,336	$2,092	$3,207	$2,706	$2,735	$2,193

Fixed charges:
Interest expense on debt	$234	$467	$444	$441	$476	$494
Interest expense on unrecognized tax benefit	2	(6)	(15)	12	--	--
Other interest expense	8	1	17	15	17	6
Calculated interest portion of rent expense	20	37	45	52	55	52
Total interest expenses	264	499	491	520	548	552
Capitalized interest	7	17	15	14	13	11
Total fixed charges	$271	$516	$506	$534	$561	$563
Ratio of Earnings to Fixed Charges	4.93x	4.05x	6.34x	5.07x	4.88x	3.90x

(1)
(1) Includes the distributed income of equity investees, net of equity earnings included in income from continuing operations before income taxes as reported and the minority income of consolidated entities which have fixed charges.

The computations do not include $0.1 million of interest expense related to $7.3 million of debt guaranteed for a less than 50% owned entity.